 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Ueberroth, Peter V. (Last) (First) (Middle) The Contrarian Group, Inc. 1071 Camelback Street, Suite 111 (Street) Newport Beach, CA 92660 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Coca-Cola Company KO 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 1, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, $.25 par value				21,000	D
Common Stock, $.25 par value				22,000	I	By Trust
Common Stock, $.25 par value				10,000	I	By Wife

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Ueberroth, Peter V. - October 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock Units	1-for-1	10/01/2002	A |	(A) 736.7044	(1) | (1)	Common Stock - 736.7044	$49.175	25,623.9428 (2)	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Peter V. Ueberroth ________________________________ 10-02-2002 ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

Ueberroth, Peter V. - October 2002
Form 4 (continued)
FOOTNOTE Descriptions for The Coca-Cola Company KO

Form 4 - October 2002

Peter V. Ueberroth
The Contrarian Group, Inc.
1071 Camelback Street, Suite 111
Newport Beach, CA 92660
Explanation of responses:

(1)   The phantom stock units were accrued under The Coca-Cola Company Deferred Compensation Plan for Non-Employee Directors and are to be settled 100% in common stock of The Coca-Cola Company after the Reporting Person leaves the Board.
(2)   Includes 277.4822 phantom stock units accrued from January 1, 2002 to October 1, 2002 as a result of crediting phantom dividends. Also includes 601.4820 phantom stock units awarded on April 1, 2002 at $51.955 per share and 551.3895 phantom stock units awarded July 1, 2002 at $56.675 per share.

Page 3